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August 10, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Deborah L. O’Neal

Re:      Two Roads Shared Trust (Registration No. 333-182417/811-22718)

Response to Examiner Comments on Post-Effective

Amendment No. 273

Dear Ms. O’Neal:

This letter responds to your comments on Post-Effective Amendment No. 273 (“PEA No. 273”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”) provided on July 21, 2021. PEA No. 273 seeks to register shares of APEX Global HealthCare ETF, a new portfolio of the Registrant (the “Fund”).

1.	Comment: Please provide a final fee table and expense example for the Fund for review at least one week before effectiveness of PEA No. 273. In addition, please add a footnote to the “Other Expenses” line item indicating that such expenses are estimated.

Response: The requested footnote has been added. Below is the completed fee table and expense example for the Fund:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.38%

August 10, 2021

Total Annual Fund Operating Expenses	1.13%
Fee Waiver and Expense Reimbursement	(0.23)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(2)	0.90%

(1)	Estimated for the current fiscal year.

(2)	The Fund’s Adviser has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund through at least November 30, 2022 to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 0.90% of average daily net assets. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the Adviser. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved without exceeding the foregoing expense limits as well as any expense limitation in effect at the time the reimbursement is made.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (except that the Example incorporates any applicable fee waiver and/or expense limitation arrangements for only the first year). Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1Year	3 Years
$92	$336

2.	Comment: The Staff notes that the Fund intends to invest at least 80% of its net assets in securities of healthcare companies included in the MarketGrader Global Health Care Leaders Index (the “Index”) and, according to its website, securities of U.S. companies currently comprise 82% of the Index. Because the Fund has “global” in its name, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of different countries around the world. Reference is made to the adopting release for Rule 35d-1 (Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001).

August 10, 2021

Response: The Registrant has changed the name of the Fund to APEX HealthCare ETF. However, in response to the Staff’s comment, the Registrant notes that the Fund believes its assets will be invested in a number of countries around the world, since at least 80% of the Fund’s assets will be invested in securities of the MarketGrader Global Health Care Leaders Index (the “Index”). The Index, which is not affiliated with the Fund or its investment adviser, is rebalanced and reconstituted on a semi-annual basis and its constituents are selected on the basis of the strength of their fundamentals as measured by a MarketGrader Score at the beginning of each rebalance period. Overall, the Index Provider has indicated that since its inception, the Index has been invested in assets that are economically tied to a number of countries throughout the world, as measured by both the weight of non-US securities and by the amount of non-US securities comprising the Index. In between the semi-annual rebalancings, market conditions may cause the weight of non-US securities to fluctuate from the weight at the beginning of the rebalancing period. Accordingly, during periods in which U.S. securities outperform other markets, the weight for the non-US securities will decrease, as is the case in the current rebalancing period.

3.	Comment: Reference is made to the “Concentration Risk” on page 4 of the prospectus. Because the Fund has indicated that its investments will be concentrated in the healthcare sector, please consider revising the risk disclosure to remove the word “if” from the beginning of it.

Response: The word “if” has been replaced with “because” in the referenced risk.

4.	Comment: Reference is made to the fourth paragraph of the “Management” section on page 21 of the prospectus. Interest and dividend expenses on securities sold short are included in the list of expenses that are excluded from the expense waiver agreement. Please confirm to the Staff that, if applicable, such expenses will be reflected in the fee table.

Response: The Fund confirms that, if applicable, interest and dividend expenses on securities sold short will be included in the fee table.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at (212) 885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos